UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69006

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Craft Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15303 Ventura Blvd., Suite 1510
(No. and Street)

Sherman Oaks	CA	91403
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel Conway 818-272-8890
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJSH & Co LLP
(Name – *if individual, state last, first, middle name*)

C-7/227, Sector-7	Rohini, New Delhi-110085	India	
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, __Daniel Conway__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__First Craft Securities. LLC__ , as of __December 31__ , 20 __18__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

_____

_____
Signature

__Managing Partner__
Title

see attachment.
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

GUADALUPE JULIO
Notary Public - California
Los Angeles County
Commission # 2153411
My Comm. Expires May 16, 2020

Place Notary Seal and/or Stamp Above

Subscribed and sworn to (or affirmed) before me on this 23 (*Date*) day of February (*Month*), 2019 (*Year*), by
(1) Daniel Conway
(and (2) ______),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation.

Document Date: N/A. Number of Pages: Two

Signer(s) Other Than Named Above: N/A.

First Craft Securities, LLC

Annual Audit Report

December 31, 2018

First Craft Securities, LLC
December 31, 2018

Table of Contents

AJSH & Co LLP
Chartered Accountants
(Formerly known as " AJSH & Co. " converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of the Independent Registered Public Accounting Firm

To the Members of
First Craft Securities, LLC

Opinion on the Financial statements

We have audited the accompanying statement of financial condition of First Craft Securities, LLC (the "Company") as of December 31, 2018, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.




AJSH & Co LLP

We have served as the Company's Auditor since 2018.

New Delhi, India
February 22, 2019

First Craft Securities, LLC

Statement of Financial Condition
December 31, 2018

Assets		
Cash and cash equivalents	$	568,632
Prepaid expense		1,632
Total Assets	$	570,264

Liabilities and Member's Equity		
Liabilities		
Accounts Payable	$	5,866
Total Liabilities	$	5,866
Member's Equity	$	564,398
Total Liabilities and Member's Equity	$	570,264

The accompanying notes are an integral part of these financial statements.

First Craft Securities, LLC

Statement of Operations
For the Year Ended December 31, 2018

Revenue		
Investment banking fees	$	790,217
Total Revenue	$	790,217
Expenses		
Commission expense		35,000
Accounting fees		7,812
Taxes and licenses		4,296
Regulatory fees		2,606
Other operating expenses		2,967
Total Expenses	$	52,681
Net Income	$	737,536

The accompanying notes are an integral part of these financial statements.

First Craft Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2018

December 31, 2017	$	26,409
Net income		737,536
Capital contribution		15,000
Withdrawals		(214,547)
December 31, 2018	$	564,398

The accompanying notes are an integral part of these financial statements.

First Craft Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash Flows from Operating Activities		
Net income	$	737,536
Adjustments to reconcile net income to net cash used in activities:		
(Increase) decrease in:		
Accounts receivable		50,520
Prepaid expense		6,332
Increase (decrease) in:		
Accounts payable		1,665
Related party payable		(46,994)
Net Cash from Operating Activities	$	749,059
Cash Flows from Financing Activities		
Capital contribution		15,000
Withdrawals		(214,547)
Net Cash from Financing Activities	$	(199,547)
Net Increase in Cash and Cash Equivalents	$	549,512
Cash and cash equivalents at beginning of year		19,120
Cash and Cash Equivalents at End of Year	$	568,632

The accompanying notes are an integral part of these financial statements.

First Craft Securities, LLC
Notes to the Financial Statements December 31, 2018

1. Organization

First Craft Securities, LLC (the "Company") was organized as a Delaware limited liability company on May 13, 2011, and was registered with the Securities and Exchange Commission as a securities broker dealer on February 21, 2013. The Company is owned by its sole member, Craft Partners, LLC (the "Member") and operates in Sherman Oaks, California. The Company provides financial advisory and related services.

2. Significant Accounting Policies

Basis of presentation

The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America. ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Investment Banking Fees

Investment banking fees are earned from providing financial advisory services to clients. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and collection is reasonably determinable.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported

amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax and a City of Los Angeles tax based on gross revenue.

3. Recently Issued Accounting Pronouncements

ASU 2016-12 *Revenue from Contracts with Customers*

In May 2016, the FASB issued ASU 2016-12, "Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients" ("ASU 2016-12"), which amends the guidance in the new revenue standard on collectability, noncash consideration, presentation of sales tax, and transition. The amendments are intended to address implementation issues and provide additional practical expedients to reduce the cost and complexity of applying the new revenue standard. The new guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods, which will be our interim period beginning January 1, 2018. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods with that reporting period. The Company does not expect the adoption of this standard to have a significant effect on its financial statements.

ASU 2016-13 *Financial Instruments - Credit Losses*

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the

impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2019 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

ASU 2016-15 - *Statement of Cash Flows*

In August 2016, the FASB issued ASU 2016-15, regarding ASC Topic 230 "Statement of Cash Flows." This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The new guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted. The Company does not expect the adoption of this standard to have a significant effect on its financial statements.

There were no other new accounting pronouncements during the year ended December 31, 2018 that we believe would have a material impact on our financial position or results of operations.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital Rule 15c3-1 of Securities and Exchange Act, which requires the Company to maintain, at all times, a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2018, the Company's net capital was $562,766 which exceeded the requirement by $557,766. Aggregate indebtedness at December 31, 2018 totaled $5,866. The Company's percentage of aggregate indebtedness to net capital was 1.05%.

5. Risk Concentration

For the year ended December 31, 2018, approximately 90% of the Company revenue was earned from two clients. The Company's cash consists of cash held at one financial institution where the balance of the account may exceed government

insurance limits during the year.

6. Related Party Transactions

Pursuant to a management expense sharing agreement, effective January 1, 2018, between the Member and the Company, Member pays overhead expenses of the Company including rent, office equipment and supplies, insurance, payroll taxes, salaries and expenses of the directors, subscriptions and other administrative and overhead expenses. The Company is not obligated to reimburse Member. The Company's result of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

7. Subsequent Events

The Company has evaluated subsequent events through February 22, 2019, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

First Craft Securities, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1
As of December 31, 2018

Net Capital

Total member's equity	$	564,398
Less: Non-allowable assets:		
Prepaid expense		1,632
Net Capital	$	562,766
Net minimum capital requirement of 6 2/3% of aggregate Indebtedness of $5,866 or $5,000, whichever is greater		5,000
Excess Net Capital	$	557,766

Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17A-5 as of December 31, 2018)

There were no material differences noted in the Company's net capital computation at December 31, 2018.

First Craft Securities, LLC

Schedule II

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended December 31, 2018

An exemption from Rule 15c3-3 is claimed, based on section (k)(2)(i). All transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
For the Year Ended December 31, 2018

An exemption from Rule 15c3-3 is claimed, based on section (k)(2)(i). The Company did not maintain possession or control of any customer funds or securities.



AJSH & Co LLP
Chartered Accountants
(Formerly known as " AJSH & Co. " converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of Independent Registered Public Accounting Firm

To the Members of
First Craft Securities, LLC

We have reviewed management's statements, included in the accompanying First Craft Securities, LLC's Exemption Report, in which (1) First Craft Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

AJSH & Co.

AJSH & Co LLP

AJSH & CO LLP * Chartered Accountants * New Delhi

New Delhi, India
February 22, 2019



FIRST CRAFT SECURITIES, LLC

FIRST CRAFT SECURITIES, LLC
15303 Ventura Blvd., Suite 1510
Sherman Oaks, CA 91403
818-272-8890 (phone)
818-272-8891 (fax)
www.craftpartnersllc.com

SEA 15c3-3 Exemption Report

I, Daniel S. Conway, managing partner of First Craft Securities, LLC (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption from 17 C.F.R. §240.15c3-3;
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2018 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in 17 C.F.R. §240.15c3-3(k).

I affirm that, to the best of my knowledge and belief, the Exemption Report is true and correct. The Company does not handle cash or securities on behalf of customers.

Respectfully submitted,

Daniel S. Conway

February 22, 2019